Exhibit 99.1

News Release

SouFun Announces Fourth Quarter and Fiscal Year 2013 Results

BEIJING, China, February 10, 2014 - SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•	Revenue in the fourth quarter of 2013 was $217.2 million, a 47.2% increase from the corresponding period in 2012.

•	Operating income in the fourth quarter of 2013 was $126.7 million, an 81.0% increase from the corresponding period in 2012. Non-GAAP operating income in the fourth quarter of 2013 was $128.5 million, a 75.7% increase from the corresponding period in 2012.

•	Net income attributable to SouFun’s shareholders was $112.1 million, representing a year-over-year increase of 101.0%. Fully diluted earnings per share were $1.27, increased 86.8% from the corresponding period in 2012.

•	Non-GAAP net income attributable to SouFun’s shareholders was $126.0 million, representing a year-over-year increase of 93.5%. Non-GAAP fully diluted earnings per share were $1.42, increased 79.7% from the corresponding period in 2012.

Fiscal Year 2013 Highlights

•	Revenue in 2013 was $637.4 million, a 48.1% increase from 2012.

•	Operating income in 2013 was $350.4 million, a 76.4% increase from 2012. Non-GAAP operating income in 2013 was $357.4 million, a 73.7% increase from 2012.

•	Net income attributable to SouFun’s shareholders was $298.6 million, representing a year-over-year increase of 96.7%. Fully diluted earnings per share were $3.41, increased 84.3% from the corresponding period in 2012.

•	Non-GAAP net income attributable to SouFun’s shareholders was $318.2 million, representing a year-over-year increase of 82.7%. Non-GAAP fully diluted earnings per share were $3.63, increased 70.4% from the corresponding period in 2012.

“We are excited to report another strong quarter and full year results, marking the 4th consecutive annual results way above our guidance since our IPO, and our leading internet businesses continued their fast growth stories in 2013.” said Vincent Mo, Executive Chairman of SouFun. “In 2014, we are confident that SouFun will continue its growth momentum and enhance long-term value for our shareholders by expanding new lines of businesses, investing in technologies and product development plus national brand promotions.”

Fourth Quarter 2013 Results

Revenues

SouFun reported total revenue of $217.2 million in the fourth quarter of 2013, representing an increase of 47.2% from the corresponding period in 2012, primarily driven by the growth in listing services, SouFun membership services and marketing services.

Revenue from marketing services was $97.1 million in the fourth quarter of 2013, an increase of 21.0% from $80.2 million in the corresponding period in 2012, primarily due to more overall advertising spending by developers during the quarter.

Revenue from e-commerce services was $67.1 million in the fourth quarter of 2013, a 67.2% increase from $40.1 million in the same period in 2012, primarily due to expansion of SouFun membership services in existing and new cities.

Revenue from listing services was $50.0 million in the fourth quarter of 2013, an increase of 91.5% from $26.1 million for the corresponding period in 2012, primarily due to increased paying agent subscribers.

Revenue from other value-added services was $3.0 million in the fourth quarter of 2013, an increase of 174.5% from $1.1 million in the corresponding period in 2012.

Cost of Revenue

Cost of revenue was $27.8 million in the fourth quarter of 2013, an increase of 9.8% from $25.3 million in the corresponding period in 2012. The increase in cost of revenue was mainly driven by the increase in business and value-added taxes, partially offset by a reversal of previously accrued tax related items in the quarter.

Gross margin was 87.2% in the fourth quarter of 2013, compared to 82.8% in the corresponding period in 2012.

Operating Expenses

Operating expenses were $63.0 million in the fourth quarter of 2013, an increase of 20.6% from $52.2 million for the corresponding period in 2012, reflecting effective cost control.

Selling expenses were $34.8 million in the fourth quarter of 2013, an increase of 25.2% from $27.8 million in the corresponding period in 2012, primarily due to increased staff cost.

General and administrative expenses were $28.2 million in the fourth quarter of 2013, an increase of 15.4% from $24.4 million in the corresponding period in 2012, primarily due to increased staff cost.

Operating Income

Operating income was $126.7 million in the fourth quarter of 2013, an increase of 81.0% from $70.0 million in the corresponding period in 2012, driven by revenue growth and effective cost control.

Income Tax Expenses

Income tax expense was $19.2 million in the fourth quarter of 2013, a 17.8% increase compared to $16.3 million for the corresponding period in 2012 due to increase in income before taxes, partially offset by effective tax strategy in 2013.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $112.1 million in the fourth quarter of 2013, a 101.0% increase from $55.8 million in the corresponding period in 2012. Fully diluted earnings per share were $1.27 in the fourth quarter of 2013, an increase of 86.8% from $0.68 in the corresponding period in 2012.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $132.0 million in the fourth quarter of 2013, an increase of 76.1% as compared to $75.0 million in the corresponding period in 2012.

Cash

As of December 31, 2013, SouFun had cash, cash equivalents, and short-term investments (excluding the available-for-sale securities) of $591.1 million, compared to $143.6 million as of December 31, 2012. Included in cash, cash equivalents and short-term investments are the net proceeds of $341.6 million from the Company’s private placement of convertible notes in December, 2014. The Company received an additional $48.9 million in net proceeds from the convertible note over allotment option closing in early January 2014. Cash flow from operating activities was $142.3 million in the fourth quarter of 2013, a 54.3% increase from $92.2 million in the same period in 2012.

Fiscal Year 2013 Results

Revenues

SouFun reported total revenue of $637.4 million in 2013, representing an increase of 48.1% from 2012, primarily driven by the growth in listing services and SouFun membership services.

Revenue from marketing services was $278.3 million in 2013, an increase of 11.4% from $249.9 million in 2012.

Revenue from e-commerce services was $188.1 million in 2013, an 84.1% increase from $102.2 million in 2012, primarily due to expansion of SouFun membership services in existing and new cities.

Revenue from listing services was $161.5 million in 2013, an increase of 121.7% from $72.9 million in 2012, primarily due to increased paying agent subscribers.

Revenue from other value-added services was $9.4 million in 2013, an increase of 75.4% from $5.4 million in 2012, primarily due to database service.

Cost of Revenue

Cost of revenue was $102.5 million in 2013, an increase of 26.7% from $80.9 million in 2012. The increase in cost of revenue was mainly driven by the increase in staff costs and business and value-added taxes.

Gross margin was 83.9% in 2013, compared to 81.2% in 2012.

Operating Expenses

Operating expenses were $185.3 million in 2013, an increase of 22.9% from $150.8 million in 2012.

Selling expenses were $101.9 million in 2013, an increase of 27.3% from $80.1 million in 2012, primarily due to increased staff cost.

General and administrative expenses were $83.4 million in 2013, an increase of 17.8% from $70.8 million in 2012, primarily due to increased staff cost.

Operating Income

Operating income was $350.4 million in 2013, an increase of 76.4% from $198.6 million in 2012, driven by revenue growth and effective cost control.

Income Tax Expenses

Income tax expense was $69.8 million in 2013, a 24.8% increase compared to $55.9 million in 2012. The increase was primarily due to an increase in pre-tax income, partially offset by a one-time benefit of $15.1 million resulting from certain subsidiaries being now subject to lower dividend-related withholding tax rates and to a lesser extent, effective tax strategy in 2013.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $298.6 million in 2013, a 96.7% increase from $151.8 million in 2012. Fully diluted earnings per share were $3.41 in 2013, an increase of 84.3% from $1.85 in 2012.

Adjusted EBITDA

Adjusted EBITDA was $371.1 million in 2013, an increase of 73.8% as compared to $213.5 million in 2012.

Cash

Cash flow from operating activities was $408.0 million in 2013, an 86.0% increase from $219.3 million in 2012

Business Outlook

SouFun estimates its total revenue for 2014 will be between $780.0 million and $796.0 million, representing a year-on-year increase of 22.5% to 25%. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Conference Call Information

SouFun’s management team will host a conference call on the same day at 8:00 AM U.S. EST (9:00 PM Beijing / Hong Kong time). The dial-in details for the live conference call are:

The dial-in details for the live conference call are:

International Toll:	+65 6723-9381

International Toll-Free:

Hong Kong	+852 800-930-346

United States	+1 866-519-4004

Toll Dial-In:

Mainland China	+86 400-620-8038 / +86 800-819-0121

Password:	SFUN

Conference ID number:	4399 6209

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM U.S. EST on February 10 through February 17, 2014. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299

Toll-Free:

Mainland China	+86 400-602-2065 / +86 800-870-0206

Hong Kong	+852 800-963-117 / +852 3051-2780

United States	+1 855-452-5696 / +1 646-254-3697

Conference ID number:	4399 6209

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2013, according to reports issued by DCCI, an independent market research institution commissioned by us. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, including but not limited to revenue guidance, growth prospects and the introduction and success of new products and services and new lines of business, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the timing and success of new products and services and any new lines of business, regulatory requirements over the real estate sector in China and for existing and new products and services and any new lines of business, changes in and growth rates for the Chinese and global economies, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future and impact the Company’s business.

Further information regarding these and other risks and uncertainties is included in SouFun’s annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income, (3) basic and diluted earnings per ordinary share and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, as well as realized gain on available-for-sale security for the three months ended June 30, 2013, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Mr. Hong Zhao

Vice President - Finance

SouFun Holdings Limited

Phone: +86-10-5631-8707

Email: hongzhao@soufun.com

Or

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheet

(in U.S. dollars in thousands)

	December 31, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	581,010	118,167
Restricted cash, current	255,917	—
Short-term investments	10,138	26,841
Accounts receivable, net	44,541	30,029
Funds receivable	37,124	7,600
Prepayment and other current assets	31,758	9,226
Deferred tax assets, current	3,165	2,734

Total current assets	963,653	194,597

Non-current assets:
Property and equipment, net	221,442	79,564
Restricted cash, non-current	257,499	391,416
Deferred tax assets, non current	1,728	1,723
Deposit for non-current assets	38,140	8,750
Prepayment for BaoAn acquisition	—	111,367
Other non-current assets	22,627	13,744

Total non-current assets	541,436	606,564

Total assets	1,505,089	801,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	90,000	270,670
Deferred revenue	115,043	65,871
Accrued expenses and other liabilities	143,292	89,306
Income tax payable	43,688	23,659
Customers’ refundable fees	53,066	18,449
Amounts due to a related party	537	—

Total current liabilities	445,626	467,955

Non-current liabilities:
Long-term loans	180,750	80,750
Convertible notes	350,000	—
Deferred tax liabilities, non-current	84,767	64,947
Other non-current liabilities	479	—

Total non-current liabilities	615,996	145,697

Total Liabilities	1,061,622	613,652

Shareholders’ equity:

Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,440,895 shares and 56,013,735 shares issued and outstanding as at December 31, 2013 and December 31, 2012, respectively	7,376	7,192
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2013 and December 31, 2012 , respectively	3,124	3,124
Additional paid-in capital	89,071	69,637
Accumulated other comprehensive income	43,381	23,974
Retained earnings	300,515	82,952

Total SouFun Holdings Limited shareholders’ equity	443,467	186,879

Noncontrolling interests	—	630

Total shareholders’ equity	443,467	187,509

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,505,089	801,161

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in U.S. dollars in thousands, except share data and per ADS data)

	Three months ended		Year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Marketing services	97,077	80,234	278,322	249,861
E-commerce services	67,078	40,111	188,107	102,162
Listing services	49,979	26,092	161,547	72,874
Other value-added services	3,019	1,100	9,403	5,361

Total revenues	217,153	147,537	637,379	430,258

Cost of Revenues:
Cost of services	(27,802)	(25,314)	(102,488)	(80,863)

Total Cost of Revenues	(27,802)	(25,314)	(102,488)	(80,863)

Gross Profit	189,351	122,223	534,891	349,395

Operating expenses and income:
Selling expenses	(34,823)	(27,815)	(101,935)	(80,056)
General and administrative expenses	(28,161)	(24,404)	(83,384)	(70,780)
Other income	345	—	786	—

Operating Income	126,712	70,004	350,358	198,559

Foreign exchange gain	1	12	3	90
Interest income	8,278	5,455	27,803	19,406
Interest expense	(4,488)	(3,595)	(14,675)	(11,630)
Realized gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security for nil and US$821 for the twelve months ended December 31, 2012 and 2013, respectively)	—	—	821	—
Government grants	786	194	4,031	1,298
Other-than-temporary impairment on available-for-sale securities	—	—	—	(14)
Gain on bargain purchase	—	—	102	—

Income before income taxes and noncontrolling interests	131,289	72,070	368,443	207,709
Income tax expenses
Income tax expense	(19,215)	(16,310)	(69,781)	(55,905)

Net income	112,074	55,760	298,662	151,804
Net income (loss) attributable to noncontrolling interests	(18)	(6)	53	(6)

Net income attributable to SouFun Holdings Limited shareholders	112,092	55,766	298,609	151,810

Other comprehensive income, net of tax
Foreign currency translation	6,941	3,823	20,150	1,378
Realized gain on available-for-sale security	—	—	(821)	—
Unrealized gain on available-for-sale security	—	43	78	743

Total other comprehensive income, net of tax	6,941	3,866	19,407	2,121

Comprehensive income	119,015	59,626	318,069	153,925

Earnings per share for Class A and Class B ordinary shares
Basic	1.43	0.72	3.82	1.96

Diluted	1.27	0.68	3.41	1.85

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	78,346,884	77,555,412	78,101,205	77,365,156

Diluted	88,469,234	82,433,256	87,787,753	81,924,565

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in U.S. dollars in thousands, except share data and per share data)

	Three months ended		Year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
GAAP income from operations	126,712	70,004	350,358	198,559
Share-based compensation expense	1,793	3,153	7,028	7,149
Non-GAAP income from operations	128,505	73,157	357,386	205,708

GAAP net income	112,074	55,760	298,662	151,804
One-off tax benefit	—	—	(15,101)	(1,631)
Withholding tax related to dividends	12,103	6,196	28,632	16,867
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	—	—	(821)	—
Other-than-temporary impairment on available-for-sale securities	—	—	—	14
Share-based compensation expense	1,793	3,153	7,028	7,149
Gain on bargain purchase	—	—	(102)	—
Non-GAAP net income	125,970	65,109	318,298	174,203

Net Income attributable to SouFun Holdings Limited shareholders	112,092	55,766	298,609	151,810
One-off tax benefit	—	—	(15,101)	(1,631)
Withholding tax related to dividends	12,103	6,196	28,632	16,867
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	—	—	(821)	—
Other-than-temporary impairment on available-for-sale securities	—	—	—	14
Share-based compensation expense	1,793	3,153	7,028	7,149
Gain on bargain purchase	—	—	(102)	—
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	125,988	65,115	318,245	174,209

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	1.43	0.72	3.82	1.96
Diluted	1.27	0.68	3.41	1.85
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	1.61	0.84	4.07	2.25
Diluted	1.42	0.79	3.63	2.13
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	78,346,884	77,555,412	78,101,205	77,365,156
Diluted	88,469,234	82,433,256	87,787,753	81,924,565

SouFun Holdings Limited

Reconciliation of Non-GAAP and Adjusted EBITDA

(U.S. dollars in thousands)

	Three months ended		Year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Non-GAAP Net income	125,970	65,109	318,298	174,203
Add back:
Interest expense	4,488	3,595	14,675	11,630
Income tax expenses	7,112	10,114	56,250	40,669
Depreciation expenses	2,722	1,607	9,701	6,376
Subtract:
Interest income	(8,278)	(5,455)	(27,803)	(19,406)
Adjusted EBITDA	132,014	74,970	371,121	213,472